Benchmark Electronics, Inc. 3000 Technology Drive Angleton, Texas 77515 Telephone: 979-849-6550

March 22, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	David L. Orlic, Esq., Special Counsel
Office of Mergers and Acquisitions

Re:	Benchmark Electronics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 10, 2016
File No. 001-10560

Dear Mr. Orlic:

The following information and comments are made in response to your letter dated March 18, 2016 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”) providing the comments of the Staff of the Division of Corporation Finance (the “Staff”), Office of Mergers and Acquisitions, of the U.S. Securities and Exchange Commission (the “Commission”).

Concurrently with this letter, the Company is filing with the Commission an amendment (“Amendment No. 1”) to the preliminary proxy statement (the “Preliminary Proxy Statement”) filed by the Company on March 10, 2016, which includes revisions made in response to the Staff’s comments set forth in the Comment Letter. The Company is also sending you by courier hard copies of Amendment No. 1, marked to show changes to the Preliminary Proxy Statement.

The page numbers in the italicized captions refer to pages in the Preliminary Proxy Statement. The page numbers in the Company’s responses refer to pages in Amendment No. 1.

* * *

Securities and Exchange Commission
March 22, 2016

Quorum, Voting Requirements and Other Matters, page 6

1. We note the last two sentences of the fifth paragraph of this section, which address a scenario where a Board nominee becomes unavailable to serve. Please revise this language so that it is consistent with Rule 14a-4(c)(5). Similar language appears elsewhere in your filing.

Response 1:  The Company has revised its disclosure on pages 6 and 18 as requested.

2. Disclosure states that withholding authority to vote with respect to the election of directors will have the effect of a vote against the proposal. Please advise how this is so if plurality voting is in effect.

Response 2:  The Company has revised its disclosure on page 6 to clarify the effect of a vote withheld with respect to any nominee when plurality voting is in effect.  Please note that, in accordance with the change to form of proxy card that is being made pursuant the Rule 14a-4 and as requested by the Staff in the Comment Letter, shareholders are now being given the opportunity to vote against each nominee in the proxy card.  The revised disclosure also explains the impact of withholding a vote with respect to, or casting a vote against, any or all nominees—both if plurality voting is in effect and if majority voting is in effect, in light of the fact that the proxy card now provides both options.

Proposal 3, page 45

3. Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Response 3:  The Company has revised its disclosure on page 45 as requested to note that the Company conducts an advisory vote on executive compensation on an annual basis.

Expenses of Solicitation, page 51

4. Please state the material features of any contract or arrangement with MacKenzie, the cost or anticipated cost thereof and the approximate number of MacKenzie employees who will solicit security holders. See Item 4(b)(3) of Schedule 14A.

Response 4:  The Company has revised its disclosure on page 51 as requested.

5. Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation. See Item 4(b)(4) of Schedule 14A.

Response 5:  The Company has revised its disclosure on page 51 as requested.

Date of Submission of Shareholder Proposals, page 51

Securities and Exchange Commission
March 22, 2016

6. Please describe in your response how it was determined that February 2, 2016 was the deadline to submit proposals at the meeting.

Response 6:  Article 3, Section 8 of the Company’s bylaws sets forth the general requirements in respect of shareholder nominations and states that in order for any shareholder to nominate a person for election to the Company’s board of directors at an annual or special meeting that shareholder must, among other things, comply with the advance notice provisions applicable to shareholder proposals set forth in Article 2, Section 12 of the bylaws, which provides that:

“If a shareholder desires to bring business before a meeting for consideration, the shareholder must submit a written notice of the proposed business to the Secretary as provided herein.  In the case of the annual meeting of shareholders, the shareholder’s notice must be received at the principal office of the Corporation not less than 60 days in advance of the date of the Corporation’s notice of annual meeting given in connection with the previous year’s annual meeting of shareholders.” (emphasis added)

Notice of the Company’s 2015 annual shareholders meeting was dated (and the mailing commenced) April 2, 2015, resulting in the deadline of February 2, 2016, which deadline was disclosed on page 41 of the corresponding proxy statement.

Form of proxy

7. Please provide a means for security holders to vote against each nominee, given that a majority voting standard may be in effect. See Instruction 2 to Rule 14a-4.

Response 7:  The Company has revised its form of proxy card to provide a means for security holders to vote against each nominee as requested.

Securities and Exchange Commission
March 22, 2016

In connection with our responses, we acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions or further comments, please contact me either at (979) 331-1247 or scott.peterson@bench.com.

Sincerely,

Benchmark Electronics, Inc.

By:	/s/ Scott R. Peterson
Name: Scott R. Peterson
Title: Vice President & General Counsel

cc:	Gayla J. Delly, President and CEO Benchmark Electronics, Inc.

Andrew R. Thompson, Esq. Cravath, Swaine & Moore LLP